Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

•	Revenue up by 7.6% to $410.1 million in 3Q10 from $381.1 million in 2Q10 and up by 26.8% compared to 3Q09.

•	Gross margins improved to 24.5% in 3Q10 compared to 15.6% in 2Q10 primarily due to an increase in fab utilization and lower depreciation costs.

•	Net cash flow from operations decreased to $125.2 million in 3Q10 from $167.5 million in 2Q10.

•	Gain attributable to holders of ordinary shares was US$30.4 million in 3Q10, compared to gain of US$96.0 million in 2Q10.

•	Diluted EPS was $0.06 per ADS.

Set out below is a copy of the full text of the press release by the Company on November 2, 2010, in relation to its results for the three months ended September 30, 2010.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – November 2, 2010. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2010.

Third Quarter 2010 Highlights:

•	Revenue up by 7.6% to $410.1 million in 3Q10 from $381.1 million in 2Q10 and up by 26.8% compared to 3Q09.

•	Gross margins improved to 24.5% in 3Q10 compared to 15.6% in 2Q10 primarily due to an increase in fab utilization and lower depreciation costs.

•	Net cash flow from operations decreased to $125.2 million in 3Q10 from $167.5 million in 2Q10.

•	Gain attributable to holders of ordinary shares was US$30.4 million in 3Q10, compared to gain of US$96.0 million in 2Q10.

•	Diluted EPS was $0.06 per ADS.

Fourth Quarter 2010 Guidance:

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to be flat quarter-on-quarter.

•	Gross margin is expected to range from 21% to 23%.

•	Operating expenses excluding foreign exchange differences are expected to range from $80 million to $84 million.

•	2010 annual capital expenditures are expected to range from $750 million to $800 million.

Commenting on the quarterly results, Dr. David NK Wang, President and Chief Executive Officer of SMIC remarked, “I am pleased to report that SMIC is profitable this quarter on both operational and net income levels, due to a good overall market environment and SMIC’s internal improvements. With only 3% capacity increase year-over-year, we were able to grow our revenue 27% and our gross margin from 0.8% in Q3 last year to 24.5% this year.

Revenue contribution from 65nm doubled compared to the second quarter. Our 40nm low-leakage technology process was frozen on schedule with a leading customer’s endorsement. We are accelerating our other 45nm programs, targeting revenue in the second half of 2011.”

Conference Call / Webcast Announcement

Date: Wednesday, November 3, 2010
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

US	1-617-597-5342	(Pass code: SMIC)
HK	852-3002-1672	(Pass code: SMIC)

A live webcast of the 2010 third quarter announcement will be available at http://www.smics.com under the “Investor Relations” section, or at
URL: http://phx.corporate-ir.net/playerlink.zhtml?c=176474&s=wm&e=3448095.
An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2010 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of Third Quarter 2010 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q10	2Q10	QoQ	3Q09	YoY
Sales	410,080	381,142	7.6%	323,356	26.8%
Cost of sales	309,440	321,755	-3.8%	320,702	-3.5%
Gross profit	100,640	59,387	69.5%	2,654	3692.0%
Operating expenses	79,952	71,507	11.8%	99,184	-19.4%
Income (Loss) from operations	20,688	(12,120)	—	(96,530)	—
Other income (expenses), net	13,358	101,812	-86.9%	(3,943)	—
Income tax (expenses) credit	(3,634)	6,466	—	31,704	—
Net income (loss) after income taxes	30,412	96,158	-68.4%	(68,769)	—
Gain (Loss) from equity investment	295	141	109.2%	(313)	—
Net income (loss)	30,707	96,299	-68.1%	(69,081)	—
Accretion of interest to noncontrolling interest	(265)	(262)	1.1%	(265)	0.0%
Income (Loss) attributable to Semiconductor Manufacturing International Corporation	30,442	96,037	-68.3%	(69,346)	—
	¡¡
Gross margin	24.5%	15.6%		0.8%
Operating margin	5.0%	-3.2%		-29.9%
	¡¡
Earnings (loss) per ordinary share (basic)(1)	0.00	0.00		(0.00)
Earnings (loss) per ADS (basic)	0.06	0.21		(0.16)
Earnings (loss) per ordinary share (diluted)(1)	0.00	0.00		(0.00)
Earnings (loss) per ADS (diluted)	0.06	0.20		(0.16)
Wafers shipped (in 8” wafers)(2)	516,792	496,766	4.0%	429,843	20.2%
Capacity utilization	96.4%	94.3%		87.3%

Note:

(1)	Based on weighted average ordinary shares of 25,567 million (basic) and 25,747 million (diluted) in 3Q10, 22,480 million (basic) and 24,534 million (diluted) in 2Q10 and 22,368 million (basic) and 22,368 million (diluted) in 3Q09

(2)	Including copper interconnects

•	Revenue increased to $410.1 million in 3Q10, up 7.6% QoQ from $381.1 million in 2Q10 due to a 4.0% increase in wafer shipments.

•	Cost of sales decreased to $309.4 million in 3Q10, down 3.8% QoQ from $321.8 million in 2Q10 primarily due to lower depreciation expenses.

•	Gross profit of $100.6 million in 3Q10, compared to a gross profit of $59.4 million in 2Q10 and gross profit of $2.7 million in 3Q09.

•	Gross margins improved to 24.5% in 3Q10 from 15.6% in 2Q10 primarily due to an increase in fab utilization and lower depreciation costs.

•	Total operating expenses increased to $80.0 million in 3Q10 from $71.5 million in 2Q10, an increase of 11.8% QoQ driven by an increase in R&D expenses and loss from sale of equipment and fixed assets.

•	R&D expenses increased to $47.4 million in 3Q10, up 9.3% QoQ from $43.3 million in 2Q10 due to increase in R&D experiments.

•	G&A expenses increased to $16.8 million in 3Q10 from $15.0 million in 2Q10 due to foreign exchange gains of $5.4 million in 2Q10.

•	Selling & marketing expenses increased to $7.8 million in 3Q10, up 10.7% QoQ from $7.0 million in 2Q10 primarily due to an increase in selling activities and related fees.

Analysis of Revenues

Sales Analysis
By Application	3Q10	2Q10	3Q09
Computer	3.6%	3.4%	5.3%
Communications	45.9%	47.1%	46.7%
Consumer	42.5%	42.2%	41.9%
Others	8.0%	7.4%	6.1%
By Service Type	3Q10	2Q10	3Q09

Logic(1)	90.2%	90.6%	90.1%
Memory	1.1%	1.7%	4.0%
Mask making, testing, others	8.7%	7.7%	5.9%
By Customer Type	3Q10	2Q10	3Q09

Fabless semiconductor companies	74.9%	66.1%	67.3%
Integrated device manufacturers (IDM)	15.2%	16.1%	16.1%
System companies and others	9.9%	17.8%	16.6%
By Geography	3Q10	2Q10	3Q09

North America	52.1%	52.2%	59.2%
China(2)	32.2%	28.7%	36.6%
Eurasia(3)	15.7%	19.1%	4.2%
Wafer Revenue Analysis

By Technology (logic, memory & copper interconnect only)	3Q10	2Q10	3Q09

0.065μm	7.1%	3.7%	0.5%
0.09μm	16.2%	19.9%	15.8%
0.13μm	33.0%	32.2%	36.5%
0.15μm	2.3%	1.8%	2.6%
0.18μm	25.6%	26.8%	27.8%
0.25μm	0.5%	0.5%	0.6%
0.35μm	15.3%	15.1%	16.2%

Note:
(1) Including 0.13μm copper interconnects
(2) Including Hong Kong
(3) Excluding China

•	Advanced technology shipments comprising 0.13μm and below made up 56.3% of overall wafer revenue in 3Q10.

Capacity*

Fab / (Wafer Size)	3Q10	2Q10
Shanghai Mega Fab (8”)	86,000	84,000
Beijing Mega Fab (12”)	50,625	46,125
Tianjin Fab (8”)	33,300	33,000
Total monthly wafer fabrication capacity	169,925	163,125

Note:

• Wafers per month at the end of the period in 8” equivalent wafers

Shipment and Utilization

8” equivalent wafers	3Q10	2Q10	3Q09
Wafer shipments including copper interconnects	516,792	496,766	429,843
Utilization rate(1)	96.4%	94.3%	87.3%

Note:
(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased 4.0% QoQ to 516,792 units of 8-inch equivalent wafers in 3Q10 from 496,766 units of 8-inch equivalent wafers in 2Q10, and up 20.2% YoY from 429,843 8-inch equivalent wafers in 3Q09.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q10	2Q10	QoQ	3Q09	YoY
Cost of sales	309,440	321,755	-3.8%	320,702	-3.5%
Depreciation	116,501	131,188	-11.2%	155,949	-25.3%
Other manufacturing costs	192,941	189,620	1.8%	157,843	22.2%
Share-based compensation	(2)	947	—	1,024	—
Gross profit	100,640	59,387	69.5%	2,654	3692.0%
Gross margin	24.5%	15.6%		0.8%

•	Cost of sales decreased to $309.4 million in 3Q10, down 3.8% QoQ from $321.8 million in 2Q10 primarily due to lower depreciation expenses.

•	Gross profit of $100.6 million in 3Q10, compared to a gross profit of $59.4 million in 2Q10 and gross profit of $2.7 million in 3Q09.

•	Gross margins improved to 24.5% in 3Q10 from 15.6% in 2Q10 primarily due to an increase in fab utilization and lower depreciation costs.

Operating Expense Analysis

Amounts in US$ thousands	3Q10	2Q10	QoQ	3Q09	YoY
Total operating expenses	79,952	71,507	11.8%	99,184	-19.4%
Research and development	47,377	43,330	9.3%	50,003	-5.3%
General and administrative	16,754	15,017	11.6%	31,922	-47.5%
Selling and marketing	7,771	7,019	10.7%	7,693	1.0%
Amortization of intangible assets	6,742	6,686	0.8%	9,535	-29.3%
Loss (gain) from disposal of properties	1,307	(545)	—	29	4406.9%

•	Total operating expenses increased to $80.0 million in 3Q10 from $71.5 million in 2Q10, an increase of 11.8% QoQ driven by an increase in R&D expenses and loss from sale of equipment and fixed assets.

•	R&D expenses increased to $47.4 million in 3Q10, up 9.3% QoQ from $43.3 million in 2Q10 due to an increase in R&D experiments.

•	G&A expenses increased to $16.8 million in 3Q10 from $15.0 million in 2Q10 due to foreign exchange gains of $5.4 million in 2Q10.

•	Selling & marketing expenses increased to $7.8 million in 3Q10, up 10.7% QoQ from $7.0 million in 2Q10 primarily due to an increase in selling activities and related fees.

Other Income (Expenses)

Amounts in US$ thousands	3Q10	2Q10	QoQ	3Q09	YoY
Other income (expenses), net	13,358	101,812	-86.9%	(3,943)	—
Interest income	1,030	879	17.2%	634	62.5%
Interest expense	(6,781)	(6,293)	7.8%	(7,941)	-14.6%
Change in the fair value of commitment to issue shares and warrants	10,793	105,952	-89.8%	-	—
Foreign currency exchange gain (loss)	1,557	(3,164)	-	2,441	-36.2%
Other, net	6,759	4,438	52.3%	923	632.3%

•	Combined with the foreign exchange difference arising from operating activities, the Company recorded an overall foreign exchange gain of $1.4 million in 3Q10 as compared to an exchange gain of $2.2 million in 2Q10.

•	Other non-operating income in 3Q10 included a change in the fair value of the commitment to grant shares and warrants in connection with the litigation settlement in an amount of $10.8 million.

Depreciation and Amortization

•	Total depreciation and amortization decreased to $148.4 million in 3Q10 from $164.9 million in 2Q10 due to depreciated 8-inch production equipment.

Liquidity

Amounts in US$ thousands	3Q10	2Q10
Cash and cash equivalents	472,247	506,547
Restricted cash	95,958	37,099
Accounts receivable	210,491	208,856
Inventories	225,454	203,901
Others	89,253	53,410
Total current assets	1,093,403	1,009,813
Accounts payable	407,747	254,967
Short-term borrowings	402,248	357,387
Current portion of long-term debt	215,671	275,294
Others	160,680	328,668
Total current liabilities	1,186,346	1,216,316
Cash Ratio	0.4x	0.4x
Quick Ratio	0.5x	0.6x
Current Ratio	0.9x	0.8x

Capital Structure

Amounts in US$ thousands	3Q10	2Q10
Cash and cash equivalents	472,247	506,547
Restricted cash	95,958	37,099
Current portion of promissory note	34,547	54,164
Non-current portion of promissory note	70,414	69,921
Short-term borrowings	402,248	357,387
Current portion of long-term debt	215,671	275,294
Long-term debt	307,459	365,027
Total debt	925,378	997,708
Equity	1,995,798	1,717,011
Total debt to equity ratio	46.4%	58.1%

•	Equity in 3Q10 was $2.0 billion compared to $1.7 billion in 2Q10 primarily due to new shares issuance and the reclassification from liability to equity of litigation settlement related expenses.

Cash Flow

Amounts in US$ thousands	3Q10	2Q10
Net cash from operating activities	125,170	167,495
Net cash from investing activities	(164,825)	(107,885)
Net cash from financing activities	5,550	(75,757)
Effect of exchange rate changes	(195)	(514)
Net change in cash	(34,300)	(16,661)

Capex Summary

• Capital expenditures for 3Q10 were $297 million.Recent Highlights and Announcements

■ ■	SMIC to Invest in Wuhan Xinxin, Writing a New Chapter in Scientific Development (2010-10-29) Notification of Board Meeting (2010-10-20)

■ ARM and SMIC Extend Comprehensive Product Portfolio of Free Libraries of Physical IP to 65NM and 40NM ll Process Technology (2010-10-11)

■	Extraordinary General Meeting Held on 21 September, 2010 Poll Results (2010-09-21)	■	SMIC 2010 Technology Symposium kicks off in Shanghai (2010-09-16)	■	SMIC Adopts Cadence Silicon Realization End-to-End Product Line for 65-40nm Design (2010-09-16)	■	Grant of Options (2010-09-08)	■	Form of Proxy for Use at The Extraordinary General Meeting To Be Held On 21 September 2010 (2010-09-03)	■	Notice of Extraordinary General Meeting (2010-09-03)

■ Circular — Non-Exempt Connected Transaction (1) Subscription Of New Shares Under Special Mandate By Datang Telecom Technology & Industry Holdings Co., Ltd. And (2) Release Of Datang Telecom Technology & Industry Holdings Co., Ltd. From Lock-Up Restriction (2010-09-03)

■ ■ ■ ■ ■ ■
Reply Form (2010-09-03)
 Notification Letter and Change Request Form to registered shareholders (2010-09-03)
 Notification Letter and Request Form to Non — Registered Shareholders (2010-09-03)
 2010 Interim Report (2010-09-03)
 Closure of Register of Members (2010-09-01)
 Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2010 (2010-08-27)

■ Non-Exempt Connected Transaction (1) Subscription f New Shares Under Special Mandate By Datang Telecom Technology & Industry Holdings Co., Ltd. And (2) Release Of Datang Telecom Technology & Industry Holdings Co., Ltd. From Lock-Up Restriction (2010-08-16)

■ ■ ■ ■ ■ ■ ■ ■
Notification of Board Meeting (2010-08-16)
 SMIC Reports Results for the Three Months Ended June 30, 2010 (2010-08-10)
 SMIC 65-nm Technology Successfully Moves to Volume Production (2010-08-03)
 SMIC Schedules Second Quarter 2010 Webcast Conference Call (2010-07-30)
 Notification of Board Meeting (2010-07-29)
 SMIC and Virage Logic Extend Partnership to 40nm LL Process Technology (2010-07-22)
 Overseas Regulatory Announcement (2010-07-21)
 Completion of Placing of New Shares under General Mandate (2010-07-15)

■ Placing of New Shares under General Mandate (1) Potential Subscription of New Shares under Special Mandate by Datang Telecom Technology & Industry Holdings Co., Ltd. And (2) Release of Datang from Lock-up Restriction; Non-exempt Connected Transactions; Pre-emptive Right of TSMC (2010-07-08)

■ Potential Non-exempt Connected Transactions (1) Potential Exercise of Pre-emptive Right and Further Subscription by Datang and (2) Release of Datang from Lock-up Restriction; Pre-emptive Right of TSMC (2010-07-07)

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/newsRelease.ftl for further details regarding the recent announcements.

	As of
	September 30,2010	June 30,2010
	(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	472,247,166	506,547,279
Restricted cash	95,957,555	37,098,779
Short-term investments	2,002,889	—
Accounts receivable, net of allowances of $77,543,500 and $77,464,910 at September 30 and June 30, 2010, respectively	210,491,164	208,856,202
Inventories	225,453,953	203,900,692
Prepaid expense and other current assets	73,065,420	38,703,151
Assets held for sale	8,746,412	9,167,973
Current portion of deferred tax assets	5,438,685	5,538,552
Total current assets	1,093,403,244	1,009,812,628

Prepaid land use rights	79,234,001	79,537,003
Plant and equipment, net	2,205,572,342	2,053,713,421
Acquired intangible assets, net	176,426,548	181,805,429
Equity investment	9,539,040	9,244,259
Other long-term prepayments	202,062	143,033
Deferred tax assets	106,957,439	109,849,717
TOTAL ASSETS	3,671,334,676	3,444,105,490

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	407,747,222	254,967,307
Accrued expenses and other current liabilities	124,199,482	113,563,072
Short-term borrowings	402,248,072	357,387,090
Current portion of promissory notes	34,546,719	54,164,481
Current portion of long-term debt	215,671,297	275,293,978
Commitment to issue shares and warrants relating to litigation settlement	—	160,846,576
Income tax payable	1,933,010	93,799
Total current liabilities	1,186,345,802	1,216,316,303

Long-term liabilities:
Non-current portion of promissory notes	70,414,305	69,920,879
Long-term debt	307,459,182	365,027,154
Long-term payables relating to license agreements	2,447,919	2,418,587
Other long-term liabilities	72,191,325	36,952,392
Deferred tax liabilities	1,051,692	1,096,532
Total long-term liabilities	453,564,423	475,415,544

Total liabilities	1,639,910,225	1,691,731,847

Noncontrolling interest	35,626,849	35,362,192
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 25,793,035,903 and 22,480,259,472 shares issued and outstanding at September 30 and June 30, 2010, respectively	10,317,215	8,992,104
Additional paid-in capital	3,754,361,545	3,507,140,466
Accumulated other comprehensive loss	(1,364,352)	(1,161,906)
Accumulated deficit	(1,767,516,806)	(1,797,959,213)
Total equity	1,995,797,602	1,717,011,451

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	3,671,334,676	3,444,105,490

For the three months ended
	September 30,2010	June 30,2010
	(Unaudited)	(Unaudited)

Sales	410,080,265	381,142,152
Cost of sales	309,440,112	321,755,444
Gross profit	100,640,153	59,386,708

Operating expenses:
Research and development	47,376,950	43,329,679
General and administrative	16,754,372	15,017,028
Selling and marketing	7,771,330	7,019,386
Amortization of acquired intangible assets	6,742,249	6,685,822
Loss (gain) from sale of equipment and other fixed assets	1,307,497	(545,040)
Total operating expenses, net	79,952,398	71,506,875

Income (loss) from operations	20,687,755	(12,120,167)
Other income (expense):
Interest income	1,029,621	879,279
Interest expense	(6,781,385)	(6,293,613)
Change in the fair value of commitment to issue shares and warrants	10,793,350	105,952,415
Foreign currency exchange gain (loss)	1,557,170	(3,164,049)
Other, net	6,759,639	4,437,675
Total other income, net	13,358,395	101,811,707

Income before income tax (expense)	34,046,150	89,691,540
Income tax benefit (expense)	(3,633,865)	6,466,243
Gain from equity investment	294,780	140,793
Net income	30,707,065	96,298,576

Accretion of interest to noncontrolling interest	(264,658)	(261,781)
Income attributable to Semiconductor Manufacturing International Corporation	30,442,407	96,036,795

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic	0.00	0.00
Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic	0.06	0.21
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, diluted	0.06	0.20
Shares used in calculating basic income per share	25,566,696,208	22,480,222,740

Shares used in calculating diluted income per share	25,747,346,720	24,533,730,903

	For the three months ended
	September 30,2010	¡¡	June 30,2010
	(Unaudited)	¡¡	(Unaudited)

Operating activities
Net income	30,707,065		96,298,576
Adjustments to reconcile net gain to net cash provided by operating activities:
Deferred tax	2,947,304		(8,468,268)
Loss (gain) from sale of equipment and other fixed assets	1,307,497		(545,040)
Depreciation and amortization	141,501,326		155,371,401
Amortization of acquired intangible assets	6,742,249		6,685,823
Share-based compensation	194,180		2,802,616
Non-cash interest expense on promissory note and long-term payable relating to license agreements	961,088		1,120,440
Gain from equity investment	(294,780)		(140,793)
Change in the fair value of commitment to issue shares and warrants	(10,793,350)		(105,952,415)
Allowance for doubtful accounts	78,590		315,823
Other	411,324		—
Changes in operating assets and liabilities:
Accounts receivable, net	(2,017,155)		(4,189,347)
Inventories	(21,553,261)		(9,296,368)
Prepaid expense and other current assets	(34,421,298)		(6,362,497)
Prepaid land use right	(82,190)		(2,359,437)
Accounts payable	11,685,232		19,833,793
Accrued expenses and other current liabilities	12,697,175		7,063,135
Income tax payable	1,839,211		12,489
Other long term liabilities	35,238,933		15,304,717
Changes in restricted cash relating to operating activities	(51,979,109)		—
Net cash provided by operating activities	125,170,031		167,494,648

Investing activities:
Purchase of plant and equipment	(157,530,750)		(87,494,465)
Proceeds from sale of equipment	2,221,027		352,200
Proceeds received from sale of assets held for sale	793,973		4,382,259
Purchase of intangible assets	(1,437,828)
Purchase of short-term investments	(18,000,000)		(3,000,000)
Sale of short-term investments	16,007,758		2,997,000
Changes in restricted cash relating to investing activities	(6,879,667)		(7,812,357)
Net cash used in investing activities	(164,825,487)		(107,884,373)

Financing activities:
Proceeds from short-term borrowing	261,120,000		128,442,986
Repayment of short-term borrowings	(216,259,018)		(104,850,783)
Repayment of long-term debt	(117,190,654)		(79,997,083)
Repayment of promissory notes	(20,000,000)		(20,000,000)
Proceeds from issuance of ordinary shares	97,122,212		—
Proceeds from exercise of employee stock options	757,387		647,547
Net cash provided by (used in) financing activities	5,549,927		(75,757,333)

Effect of exchange rate changes	(194,584)		(513,590)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(34,300,113)		(16,660,648)
CASH AND CASH EQUIVALENTS, beginning of period	506,547,279		523,207,927
CASH AND CASH EQUIVALENTS, end of period	472,247,166		506,547,279

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation*
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
November 2, 2010